FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Material Change Report

The Material Change Report, filed on February 13, 2009, including Schedule “A” – News Release and Schedule “B” – Reasons of the Court, is attached in its entirety to this Form 6-K.

Forward Looking Statements

     Certain statements included herein constitute forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this report may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward-looking statements made in connection with the Offer, including the forward-looking statements contained in this report. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Rusoro, Gold Reserve or the combined company proposed by the Rusoro offer; the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

     In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

Exhibit 99.1 Material Change Report

FORM 51-102F3 Material Change Report

Item 1 Name and Address of Company

Gold Reserve Inc. (“Gold Reserve”) 926 W. Sprague Ave., Suite 200 Spokane, Washington 99201

Item 2 Date of Material Change

February 10, 2009

Item 3 News Release

The news release attached hereto as Schedule “A” was disseminated over CNW Group’s newswire on February 10, 2009.

Item 4 Summary of Material Change

Gold Reserve announced that the Ontario Superior Court of Justice (the “Court”) granted an interlocutory injunction restraining Rusoro Mining Limited (“Rusoro”) from proceeding with any unsolicited takeover bid to acquire the shares of Gold Reserve until the conclusion and disposition at trial of the action commenced by Gold Reserve (the “Injunction”).

Item 5 Full Description of Material Change

Following a two day hearing on February 4 and 5, 2009 on a motion brought by Gold Reserve, the Court granted the Injunction.

The Court also issued an interlocutory injunction restraining Endeavour Financial International Corporation from having any involvement with an unsolicited takeover bid for Gold Reserve until the conclusion and disposition at trial of the action commenced by Gold Reserve.

Following the release of the reasons for granting the Injunction, Rusoro announced that it was withdrawing its unsolicited offer to purchase all of the issued and outstanding class “A” common shares and equity units of Gold Reserve.

The Court’s reasons for granting the Injunction are attached hereto as Schedule “B”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Executive officer of Gold Reserve who is knowledgeable about the material change: A. Douglas Belanger, President, (509) 623-1500

Item 9 Date of Report

February 13, 2009

GOLD RESERVE INC.

Per:	“A. Douglas Belanger”
Name:	A. Douglas Belanger
Title:	President

GOLD RESERVE GRANTED INTERLOCUTORY INJUNCTION RESTRAINING RUSORO TAKE-OVER BID

SPOKANE, Washington, February 10, 2009

Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) announced today that the Ontario Superior Court of Justice has granted an interlocutory injunction restraining Rusoro Mining Ltd. (TSX-V: RML) (“Rusoro”) from proceeding with any hostile takeover bid to acquire the shares of Gold Reserve until the conclusion and disposition at trial of the action commenced by Gold Reserve.

The injunction was granted by the Court following a motion by Gold Reserve on the basis that Rusoro had access to or benefited from the use of Gold Reserve’s confidential information as a result of Rusoro’s relationship with Endeavour Financial International Corporation (TSX: EDV) (“Endeavour”).

The Court also issued an interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for Gold Reserve. The Court further required that Rusoro, Endeavour and their agents return to Gold Reserve both all the confidential information of Gold Reserve and also anything produced from that confidential information.

Doug Belanger, President of Gold Reserve, said, “We are very pleased with the Court’s ruling and believe it is entirely appropriate in the circumstances. We remain committed to ensuring that our shareholders receive full value for their investment.”

As previously announced on December 30, 2008, the Gold Reserve Board unanimously voted to reject Rusoro’s hostile Offer and recommended that shareholders reject the Offer.

Gold Reserve shareholders who have already tendered shares to the Rusoro Offer do not need to take any action. Rusoro is obligated to return the shares to Gold Reserve shareholders. Shareholders who have questions can contact the Company’s information agent, Laurel Hill Advisory Group, at 1-888-295-4655.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this release may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward-looking statements made in connection with the Offer, including the forward-looking statements contained in this release. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Rusoro, Gold Reserve or the combined company proposed by the Rusoro offer; the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008.

Contacts:

Gold Reserve Inc. President A. Douglas Belanger, 509-623-1500 Fax: 509-623-1634 www.goldreserveinc.com Dan Katcher / Steve Frankel / Andi Salas Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

Schedule “B”
Reasons of the Court

COURT FILE NO.: CV-08-7904 00 CL
DATE: 2009020610

ONTARIO

SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

BETWEEN:	)
)
GOLD RESERVE INC.,	)
) R. S. Harrison, Berkley D. Sells and
Plaintiff	) Shelley D. Babin, for the Plaintiff
- and -)
)
RUSORO MINING LTD. And	) R. Seumas M. Woods and Bryn Gray,
ENDEAVOUR FINANCIAL	) for the Defendant Rusoro Mining Ltd.
INTERNATIONAL CORPORATION,	)
) Eliot N. Kolers, Alexander D. Rose and
Defendants	) Erica Tait for the Defendant Endeavour
) Financial International Corporation
)
) HEARD: February 4 and 5, 2009

REASONS FOR DECISION

CUMMING J. The Motion

[1] The plaintiff Gold Reserve Inc. (“Gold Reserve”) moves for an injunction (1) restraining the defendant Rusoro Mining Ltd. (“Rusoro”) from proceeding with a hostile takeover bid (the “Rusoro Offer”) to acquire shares of the plaintiff and (2) restraining the defendant Endeavour Financial International Corporation (“Endeavour”) from having any involvement on behalf of Rusoro, or at all, with a hostile takeover bid for Gold Reserve. An order is also sought for the return of all confidential information relating to Gold Reserve in the possession of Rusoro or Endeavour.

[2] Interlocutory injunctive relief may be granted where the moving party establishes that (1)

there is a serious issue to be tried with respect to an infringement of rights; (2) there will be irreparable harm if an injunction is not granted, and (3) the balance of convenience favours granting the relief sought i.e. the irreparable harm to be suffered if the injunction is denied is not outweighed by irreparable harm to the respondent by the injunction being granted. RJR-MacDonald Inc. v. Canada (Attorney General) (1994), 111 D.L.R. (4th) 385 (S.C.C.) at para. 43.

The Parties

[3] Gold Reserve, incorporated in Yukon Territory, is a reporting issuer whose common shares are traded on the TSX and NYSE Alternex Exchange. Mr. A. Douglas Belanger, the President of Gold Reserve, is an affiant on its behalf.

[4] Rusoro is a British Columbia corporation and is a TSX Venture Exchange listed issuer. Rusoro carries on a gold mining business in Venezuela. Rusoro is reportedly controlled by Andre Agapov as CEO and his father, Vladimir Agapov, as the non-executive Chairman. On June 10, 2008, Rusoro announced that a strategic investment of US$80 million had been made in Rusoro by the second largest Russian gold mining company together with a syndicate.

[5] Endeavour is incorporated in Grand Cayman. It is affiliated with Endeavour Financial Corporation, a public company, the shares of which trade on the Toronto Stock Exchange. Endeavour has two main facets to its business: it performs financial advisory services on a fee-for-service basis and it acts as a merchant bank investing in the junior mining sector.

Background

[6] Gold Reserve is engaged in the exploration and development of mining projects, in particular the Las Brisas del Cuyuni property, a gold and copper project (“Brisas Project”), and the Choco 5 property, both being located in Bolivar State, Venezuela. Gold Reserve states that it has expended approximately $230 million towards the Brisas Project since 1993. The Brisas Project reportedly has a gross in-situ value of over $10 billion with gold ore reserves of some 10.2 million ounces and 1.4 billion pounds of copper.

[7] Debt financing arrangements for some $425 million, subject to conditions, in respect of the Brisas Project, were reportedly put in place by Gold Reserve with a syndicate of lead banks in November, 2006. Equity financing by way of prospectus for some $30 million closed on November 4, 2004, with a further $30 million which closed May 15, 2006. Having obtained the Construction Permit in May, 2007, Gold Reserve raised a further $183 million through a cross border convertible debt and equity financing.

[8] The Construction Permit for the Brisas Project was revoked May 5, 2008, (notwithstanding Venezuelan Government approval in 2003 of the operating plan and in 2007 of the environmental and social impact statement and the issuance of the Construction Permit March 28, 2007) with the result that the construction phase toward production by way of an open pit mine has now been halted pending resolution of the Government of Venezuela’s intentions for the Brisas Project going forward. The record indicates the market price for Gold Reserve’s shares fell very significantly in May, 2008 with the cancellation of the Construction Permit.

[9] A press report (translated from Spanish) from the newspaper EL UNIVERSAL of

November 6, 2008 suggests that Venezuela

will offer Russian RUSORO an association to develop the huge gold mines Las Cristinas and Brisas, and plans to rescind its bonds with Canadian companies Crystallex and Gold Reserve, which have waited for years for the government permits to operate them.

[10] As of the date of the hearing of the motion, Venezuela’s position vis-à-vis Gold Reserve and the Brisas Project has reportedly not been clarified by the Minister of the People’s Power for Basic Industries and Mining.

The unsolicited hostile takeover bid by Rusoro

[11] On April 3, 2007 Rusoro engaged Endeavour to provide financial advisory services. Key Endeavour employees who had worked on a retainer with Gold Reserve since 2004 also became engaged in the Rusoro retainer.

[12] Rusoro made a friendly offer August 21, 2008 to acquire Gold Reserve which Gold Reserve rejected August 26, 2008. Endeavour contacted Gold Reserve over September and early October, 2008 with respect to a possible business combination with Rusoro but Gold Reserve remained uninterested.

[13] Rusoro determined to make a hostile takeover bid and to proceed with Endeavour as its financial advisor. Neither Rusoro nor Endeavour told anyone at Gold Reserve of Rusoro’s intention until December 12, 2008. Final instructions to proceed with a hostile bid were given about November 16, 2008. On November 19, 2008 Endeavour had the Gold Reserve files located on Endeavour’s computer server locked down. Endeavour, as advisor to Rusoro, opined to the board of directors of Rusoro in its presentation December 10, 2008 that ‘three Rusoro shares to one Gold Reserve share’ was a fair offer. (This would result in the shareholders of Gold Reserve having 30%, and the shareholders of Rusoro having 70%, of the post-takeover entity).

[14] On December 12, 2008 Mr. David Farrell at Endeavour telephoned Mr. Belanger to advise that an offer to acquire Gold Reserve would be delivered and that Gold Reserve would have 36 hours to evaluate it and accept it, failing which an unsolicited/hostile bid would be launched Monday, December 15, 2008.

[15] Gold Reserve became the target of an unsolicited take-over bid (the “Rusoro Offer”) that the defendant Rusoro commenced at 5:27 a.m. December 15, 2008. The offer is at a premium; however, as stated above, the current market valuation for the shares of Gold Reserve is particularly depressed.

[16] On Sunday, December 14, 2008 Gold Reserve informed both Endeavour and Rusoro that the proposed takeover bid could not proceed because it was tainted by Endeavour’s possession of confidential information belonging to Gold Reserve and Rusoro’s benefiting from that information in advancing the bid. Gold Reserve filed its Statement of Claim against Endeavour and Rusoro December 16, 2008, seeking both injunctive relief and damages.

[17] On December 30, 2008 Gold Reserve’s board of directors released a circular recommending that shareholders reject the Rusoro Offer. Two unfairness opinions were given, by RBC Dominion Securities Inc. and JP Morgan Securities Inc., to the effect that the Rusoro Offer was inadequate from a financial standpoint.

[18] By January 19, 2009 only 2.7% of Gold Reserve’s shares had been tendered to the Rusoro Offer. The bid was to expire January 21, 2009 but has been extended to February 18, 2009.

[19] As disclosed in Rusoro’s takeover bid circular, Endeavour acts as Rusoro’s financial advisor in connection with the Rusoro Offer. Mr. Gordon Keep, a Rusoro director and member of several committees including its Executive Committee, was the former Managing Director of Corporate Finance at Endeavour from 2001 to 2007. He is also the Executive Vice-President of Fiore Financial Corporation (“Fiore”). Fiore is an exclusive advisor to Endeavour, which shares office space with Fiore. Mr. Frank Giustra, a successful mining entrepreneur, the former chair of Endeavour, controls Fiore. Mr. Neil Woodyer, the CEO for Endeavour, in a conference call of November 13, 2008 referred to Mr. Giustra as remaining “a close and exclusive advisor to Endeavour....”

[20] Mr. Douglas Belanger in his affidavit of January 16 traces the history of Messrs. Keep and Giustra and related entities and their connection to Rusoro through a business combination which resulted in Rusoro becoming a public entity. The record establishes that Mr. Giustra, together with the Agapovs, must agree on the terms of the release from escrow of a pool of 97,960,667 shares of Rusoro.

[21] Gold Reserve asserts that about the fall of 2006 Mr. Giustra advanced the possibility of doing a business combination between Gold Reserve and Rusoro, without disclosing that both he and Endeavour had a financial interest in Rusoro. Gold Reserve advised Endeavour that it did not have any interest in a business combination with Endeavour.

[22] Mr. Belanger in his affidavit states that he was informed by representatives of investment banks in New York that Mr. Giustra and Mr. Agapov expressed an interest to them in 2007 in seeking a business combination between Gold Reserve and Endeavour.

[23] Endeavour is a creditor, shareholder and financial advisor of Rusoro. Endeavour or its affiliates hold about 7.5 million shares of Rusoro (with total issued shares of some 390.8 million), have some 7 million warrants to purchase shares of Rusoro and are due a fee payable of approximately 5.5 million shares in connection with the Rusoro Offer. Rusoro or its affiliates owe Endeavour or its affiliates some US $10 million of debt.

Endeavour’s relationship with Gold Reserve

[24] Endeavour also acted as Gold Reserve’s advisor for more than four years pursuant to Advisory Agreements until Endeavour terminated the so-called Second Advisory Agreement with Gold Reserve by email December 15, 2008 some seven minutes after Rusoro publicly announced its intention to commence the Rusoro Offer.

[25] Gold Reserve entered into an Advisory Agreement with Endeavour October 1, 2004 (the

“First Advisory Agreement”). Endeavour was paid a monthly fee in exchange for, its services (and ultimately received some $1.2 million over the 2004 to 2008 period), which included making presentations to potential lenders and investors, advising on potential business transactions and advising on project debt financing in respect of the Brisas project. Endeavour was provided access to Gold Reserve’s confidential financial, technical, geological and operational records, analyses and data to enable Endeavour to develop a detailed knowledge of the potential costs and revenues for Gold Reserve’s Brisas Project mining property.

[26] The confidential information included experts’ feasibility studies for the Brisas Project and back-up details, drill data, ore data, reserves and quality of reserves, engineering, mill design and throughput data, capital cost information, data regarding mining options, hydrology and water quality studies, metallurgical reports and data, the Micron International Limited expert report on Gold Reserve prepared for the banks as potential lenders, SNC-Lavalin’s engineering procurement and construction management work and reports, project start up plans and many cash flow models.

[27] The First Advisory Agreement dated October 1, 2004 includes a “Confidentiality” provision. (This provision is repeated with identical wording in the Second Advisory Agreement of September 19, 2007 and, indeed, is seen also in the April 3, 2007 Advisory Agreement entered into between Endeavour and Rusoro.) As well, a September 3, 2004 Confidentiality Agreement (the record is unclear as to whether this was actually signed by the parties but seems at the least to have been agreed upon) contains covenants in sections 2 to 4.1 which impose strict conditions to maintain confidentiality in respect of Gold Reserve’s confidential information.

[28] Most importantly, the First Advisory Agreement provides as follows (which can be referred to as the “Confidentiality negative covenant” for ease of reference):

Confidentiality

Endeavour acknowledges that the business carried on by Gold Reserve and its subsidiaries is an extremely competitive business and that disclosure of any confidential information about the business or financial affairs of Gold Reserve and its subsidiaries would place them at a competitive disadvantage. Endeavour shall use its reasonable commercial efforts to preserve and protect the confidential nature of any information concerning the business or financial affairs of Gold Reserve or any of its dealings, transactions or affairs which may be disclosed to Endeavour by employees, officers or agents of Gold Reserve during the duration of this agreement. Without restricting the generality of the foregoing, Endeavour shall not;

(i)	Disclose any of the aforesaid information to third parties without the prior written consent of Gold Reserve, provided that such consent shall not be required where the information is disclosed:

a.	to the employees, officers, representatives, agents or professional advisors of Endeavour to enable such persons to assist Endeavour in providing consulting services to Gold Reserve hereunder, so long as such individuals are informed of the confidentiality covering such information and Endeavour remains liable to Gold Reserve for any breach of confidentiality by such persons; and/or

b.	to the employees, officers, agents or professional advisors of Gold Reserve or such other persons as Gold Reserve management may designate; and/or

c.	pursuant to any law, statute or regulation, ordinance or administrative, regulatory or judicial order.

(ii) Use any of the aforesaid information for its own purpose or benefit or to the detriment or intended probable detriment of Gold Reserve.

The foregoing covenants of Endeavour shall not apply to information which:

(i) through no act or omission of Endeavour is or becomes generally known or part of the public domain:

(ii) is furnished to others by Gold Reserve without restriction on disclosure; or

(iii) is furnished to Endeavour by a third party without Endeavour’s knowledge of a breach of any restriction on disclosure owed to Gold Reserve.

Endeavour acknowledges that any breach of the foregoing obligations of confidentiality may not be fully compensable by monetary damages and therefore Endeavour consents to Gold Reserve obtaining such injunctive relief as may be necessary to protect its interests from such breach.

[29] The First Advisory Agreement (as does the Second Advisory Agreement) also provides an “Acknowledgement” as follows (which can be referred to as the “Acknowledgment negative covenant” for ease of reference):

Acknowledgement Gold Reserve acknowledges that:

(i) Endeavour may have clients who are shareholders

of Gold Reserve (the “Clients”);

(ii) Endeavour acts, and will act, as consultant or financial advisor to other companies (“Competitor”) in the same business as Gold Reserve; and

(iii) The interests of the Clients or the Competitors may come into conflict with those of Gold Reserve.

Notwithstanding the foregoing acknowledgement, Endeavour shall not knowingly act against the interests of Gold Reserve in a material way. Endeavour shall be under no liability to Gold Reserve for, or as a result of, its acting as consultant or financial advisor to Competitors and Clients or the manner in which it resolves conflicts of interests deriving therefrom, unless Endeavour has acted in any manner which is dishonest or grossly negligent. In the event of a potential material conflict between the interests of Gold Reserve and those of Endeavour or its Clients or Competitors, Endeavour will inform Gold Reserve of the conflict and will either act solely for Gold Reserve, agree with Gold Reserve an appropriate resolution to the matter at hand or it will terminate this Agreement in accordant with its terms. [Emphasis added]

[30] However, it is to be noted that the emphasized passage “Notwithstanding the foregoing acknowledgment, Endeavour shall not knowingly act against the interests of Gold Reserve in a material way” is not seen in the agreement between Endeavour and Rusoro of April 3, 2007. A reasonable inference is that the emphasized words were of particular importance to Gold Reserve and probably inserted at its request. This negative covenant is separate and independent from the Confidentiality negative covenant.

[31] In my view, in advising Rusoro on the hostile takeover bid, i.e. the Rusoro Offer, there is a prima facie case that Endeavour was knowingly acting against the interests of Gold Reserve in a material way. Although the wording following the emphasized passage may provide arguable mitigating defences by Endeavour as to the consequences of its transgression, this does not alter the fact of the prima facie breach by Endeavour of the Acknowledgment negative covenant.

[32] Moreover, in my view, the record indicates that Endeavour did not inform Gold Reserve of its conflict in advising Rusoro with respect to the preparation of the hostile takeover bid, nor did Endeavour terminate the Second Advisory Agreement prior to the making of the Rusoro Offer. Endeavour argues that it could have terminated the Advisory Agreements with Gold Reserve on a month’s notice. Leaving aside whether the Confidentiality and Acknowledgment negative covenants would extend post-termination of the Advisory Agreement, the record indicates that there was in fact no termination until minutes after the Rusoro Offer was announced.

[33] The practice of the mining industry reportedly is that confidential information is not provided to any third party in the absence of a confidentiality agreement. If it is anticipated that the recipient of the confidential information might be in a position to make an offer to acquire the shares of the mining company then the confidentiality agreement typically also contains additional so-called “standstill” provisions, that is, the company receiving the confidential information will not acquire the shares of the disclosing company for a specified period of time.

[34] As seen above, the First Advisory Agreement contained extensive confidentiality provisions. It contained a Confidentiality negative covenant prohibiting Endeavour from using confidential information to the detriment of its client, Gold Reserve. There was no need for a standstill provision because Endeavour, acting as financial advisor to Gold Reserve, would not reasonably be expected to be a bidder for Gold Reserve. In a September 3, 2004 email to Gold Reserve (referring to the Confidentiality Agreement mentioned above in paragraph 27), Endeavour noted that “we’ve taken out the Standstill section as we feel it is inappropriate for us as industry advisors...we are still restricted from using the info for any such purpose.” [Emphasis added]

[35] A friendly bidder who has access to a data room after signing a confidentiality and standstill agreement has an advantage over an unsolicited bidder relying only on public information because the friendly bidder is able to determine the nature, breadth and reliability of the underlying data used to support the publicly available information. Thus, given its intimate knowledge of Gold Reserve’s confidential information, Endeavour is in the position of being able to significantly reduce the risk for a bidder in circumstances where the bidder itself only has access to the public record.

[36] Three of Endeavour’s principals, Messrs. David Laing (its Director of Mining), Doug Bowlby and David Farrell, obtained extensive access to Gold Reserve’s confidential information. Messrs. Laing and Bowlby were actively engaged by Rusoro to provide an opinion as to the value of Gold Reserve and to advise Rusoro generally on the prospective hostile takeover bid. Messrs. Farrell and Laing continued to have Gold Reserve information on their own computers as recently as the dates of their cross-examination in the two weeks preceding the return of the motion.

[37] Gold Reserve alleges that Endeavour as an advisor to Gold Reserve had access to, and confidential information of Gold Reserve which has been improperly shared with Rusoro, or knowingly used for the benefit of Rusoro, and which has resulted in Rusoro having an improper advantage over other potential bidders for Gold Reserve.

[38] In my view, and I so find, the intertwined relationships between Endeavour and Rusoro raise a serious issue that Endeavour improperly preferred the interests of its client Rusoro to those of its client Gold Reserve and led Endeavour to breach its duties to Gold Reserve, as discussed below.

[39] Mr. Belanger states that he and Mr. Rockne Timm, CEO of Gold Reserve, met with Mr. Giustra June 27, 2007 to express their concerns that Endeavour was not performing in advancing Gold Reserve’s interests. Mr. Belanger states in his affidavit that Mr. Giustra responded that he did not have a “vested interest” in Gold Reserve and hence did not have time to spend assisting Gold Reserve.

[40] In September 2007 Gold Reserve and Endeavour agreed to an amendment and restatement of the First Advisory Agreement in what is called the Second Advisory Agreement whereby Endeavour was not to initiate any merger or acquisition activity without Gold Reserve’s approval and was to focus on project debt financing going forward.

[41] Mr. George Salamis, the President and a director of Rusoro, testified that in the fall of 2007 Mr. Andre Agapov told him that Endeavour had an engagement to arrange debt financing for Gold Reserve. Mr. Laing testified that in August of 2008 he was told by Mr. Douglas Bowlby, Endeavour’s Managing Director of Analysis and Research, that Rusoro wanted to look at modeling a combination of Gold Reserve and Rusoro.

[42] There was a public release of a 43-101 report (National Instrument 43-101 Standards of Disclosure for Mineral Projects (2005) 28 OSCB 165) on March 31, 2008 by Gold Reserve but its content would not come as a surprise to Mr. Laing. He knew from his prior knowledge of Gold Reserve’s confidential information that the public information had a substantive basis.

[43] Mr. Laing admitted in cross-examination that Mr. Bowlby provided him with a production schedule which contained numbers relating to “total ore mined” and “total waste mined” off a cash flow relating to Gold Reserve which “were too precise” such that, one infers, he suspected Mr. Bowlby got the spreadsheet from a Gold Reserve cash flow. Mr. Laing testified he did not use the numbers but rather, took the “information contained in the 43-101 report and reverse-engineered a production schedule”, creating new numbers. The reasonable inference is that Mr. Laing’s new numbers would, at the least, be measured against, and fixed to approximate, the numbers from Gold Reserve’s confidential information so as to derive a net present value of the best estimate of Gold Reserve’s cash flow.

[44] Mr. Farrell, a lawyer, admits on cross-examination he did not look at Endeavour’s Second Advisory Agreement with Gold Reserve (the terms of which he had negotiated with Gold Reserve) prior to Endeavour deciding to act for Rusoro in making its hostile bid. It apparently did not occur to anyone at Endeavour to contact Gold Reserve and ask if Gold Reserve had any objection to Endeavour acting for Rusoro on a hostile bid.

[45] The Advisory Agreements state that “[i]n the event of a potential material conflict Endeavour will inform Gold Reserve....” In my view, a potential conflict was obvious and should have been obvious to Mr. Farrell.

Gold Reserve’s Choco 5 Site

[46] On June 4, 2008 Gold Reserve determined that Rusoro had put four drill holes in Gold Reserve’s Choco 5 concession. Mr. Greg Smith of Rusoro admitted on cross-examination that the drilling took place May 6, 8 and 9, 2008, that the person in charge of the drilling for Rusoro knew Rusoro was drilling on Gold Reserve’s land, that Rusoro had not advised Gold Reserve it was doing so and that Rusoro never obtained a permit from the Venezuelan government to clear the land or to drill on Choco 5.

[47] Moreover, Gold Reserve asserts that Rusoro has only provided Gold Reserve with some of the information from the drilling results after the commencement of the litigation at hand. Assay certificates have not been provided. Mr. Smith testified that Rusoro was conducting

“geotechnical drilling”. However, this seems improbable given Gold Reserve’s evidence, and Mr. Smith’s admissions on cross-examination, which indicate that the drilling was “reverse circulation” drilling to produce rock chips which can be tested for minerals such as gold.

[48] The presentation of Endeavour to the board of directors of Rusoro December 10, 2008 setting forth the advantages of a takeover bid included as one highlight of success that there was “[a]dditional exploration upside at [Gold Reserve’s] Choco 5 Project....”

[49] Rusoro’s trespass to Gold Reserve’s Choco 5 property raises a serious issue that Rusoro was attempting to improperly gain information as to the mineral potential of the Choco 5 site for the purpose of gaining more knowledge as to the possible value of Gold Reserve. See generally ORG Ltd and another v. Allan and others; Douglas and others v. Hello! Ltd, and others (No. 3); Mainstream Properties Ltd. v. Young, [2007] UKHL 21; [2008] AC 1.

[50] However, the Choco 5 drilling issue is somewhat of a sidewind to the main issues raised by the motion at hand. The incident is perhaps more generally indicative of the approach of Rusoro in its business dealings.

Disposition

[51] The Court can make interlocutory orders when it is just and convenient to do so: Courts of Justice Act, R.S.O. 1990, c. C. 43, s. 101. This enables the court to preserve rights that might otherwise be defeated pending a full trial of the claims advanced.

[52] As stated at the outset, interlocutory injunctive relief may be granted where the moving party establishes that (1) there is a serious issue to be tried with respect to an infringement of rights; (2) there will be irreparable harm if an injunction is not granted, and (3) the balance of convenience favours granting the relief sought i.e. the irreparable harm to be suffered if the injunction is denied is not outweighed by irreparable harm to the respondent by the injunction being granted.

Serious issue to be tried

[53] The first stage looks to the merits of the moving party’s claim.

[54] Endeavour and Rusoro respond to the motion by submitting that there is no, or at the least insufficient, evidence that Rusoro actually misused confidential information of Gold Reserve, that all the relevant information was public information or stale-dated, that Gold Reserve does not have the right to preclude Endeavour from working on a conflicting mandate with Rusoro, that Gold Reserve has not adduced any evidence as to irreparable harm and that the balance of convenience favours the denial of an injunction.

[55] Endeavour says that Gold Reserve gave no non-public information to Endeavour after the beginning of 2007. Mr. Laing says that he used only publicly available information and made assumptions to perform the work he did for Rusoro.

[56] Gold Reserve’s confidential information was only shared with Endeavour because of its position of trust as financial advisor and because it had contracted to treat such information in confidence and not place itself in a position of conflict of interest.

[57] In my view, a serious issue is established that Endeavour is properly subject to equitable intervention based upon breach of confidence, with the Court having the flexibility to fashion a suitable remedy. Lac Minerals Ltd. v. International Corona Resources Ltd., (1989), 61 D.L.R. (4th) 14 (S.C.C.) p. 75 para. 74, per Sopinka J. and at p. 46 para. 186 per La Forest J. The law relating to breach of confidence is based upon concepts of good conscience and vulnerability. Equitable relief depends upon the circumstances of both the person confiding and the recipient of the confidential information. The relief can also apply in respect of third party recipients who did not have direct dealings with the plaintiff. In Cadbury Schweppes Inc. v. FBI Foods Ltd, (1999), D.L.R. (4th) 577(S.C.C.) the Supreme Court of Canada stated at pp. 587-588:

Equity, as a court of conscience, directs itself to the behaviour of the person who has come into possession of information that is in fact confidential, and was accepted on that basis, either expressly or by implication. Equity will pursue the information into the hands of a third party who receives it with the knowledge that it was communicated in breach of confidence (or afterwards acquires notice of that fact even if innocent at the time of acquisition) and impose its remedies.

[58] There is a serious issue established that Endeavour breached the express contractual terms of the Second Advisory Agreement and its implicit duties of loyalty and maintaining confidence as a professional advisor to its client, Gold Reserve, by acting as expert financial advisor to Rusoro’s hostile takeover bid against Gold Reserve. A person in Endeavour’s position must avoid conflicting interests and must not act against the interests of the person confiding in him by utilizing confidential information without the informed consent of that person. Rusoro is arguably liable as a knowing and willing recipient of these services in breach of Endeavour’s duties to Gold Reserve. See Hodgkinson v. Simms, (1994), 117 D.L.R. (4th) 161 (S.C.C.).

[59] Once Rusoro decided to make a hostile takeover bid, Rusoro knew or ought reasonably to have known that Endeavour was acting in conflict and quite possibly in breach of confidence. As known to Rusoro, the very same people at Endeavour were advising Rusoro in respect of the hostile takeover bid against Gold Reserve as had been advising Gold Reserve for some four years and receiving relevant confidential information in doing so.

[60] If a confidence arises out of a fiduciary relationship or involves the public interest (for example, the public interest in the integrity of the capital markets recognized by securities laws which is promoted by enforcing confidentiality agreements) then equitable intervention is even more forcefully called for, to protect the public interest. See generally Schering Chemicals Ltd. v. Falman Ltd. [1981] 2 All ER 321 at 338, [1982] Q.B.1 at 27.

[61] The defendants’ argument that their officers and employees can compartmentalize their minds so as to segregate and not use the confidential information given to them in the past lacks reality. McDonald Estate v. Martin (1990), 77 D.L.R. (4th) 249 (S.C.C.) at 268 per Sopinka J.; Hivac Ltd. Royal Park Scientific Instruments Ltd., [1946] 1 Ch. 169 at 173-74 (Eng. C.A.). Absent special measures such as institutionalized ethical walls the reasonable presumption is that confidential information will be taken into account and used, whether intentionally or inadvertently, to the disadvantage of the provider of the confidential information. An adverse inference is properly drawn against any assertion by Endeavour that it did not make use of Gold Reserve’s confidential information in formulating advice for Rusoro. Indeed, the cross-examination of Mr. Laing indicates that Mr. Bowlby proposed to use confidential information. There is not any affidavit from Mr. Bowlby in this proceeding.

[62] A fiduciary in possession of potentially relevant confidential information from a client or former client cannot properly act against the client in a hostile takeover bid. Chapters Inc. v. Davies, Ward & Beck L.L.P., 2000 CanL.II 22673 (ON S.C.) at paragraphs 6 and 12-13, 2001 CanLII 24189 (ON CA.) at paragraph 42.

[63] Endeavour and Rusoro submit that an injunction will, in effect, result in a final determination of the action against them. Hence, they submit, Gold Reserve must establish more than merely that there is a serious issue, that is, that Gold Reserve must establish a prima facie case. See Mannesmann Aktiengesellschaft (a firm) v. Goldman Sachs International and others, [1994] 1S.C.R.311 at 337-338.

[64] In my view, proof of a serious issue for trial is suffice. However, it is also my view that Gold Reserve has established a prima facie case that Endeavour was in breach of the Acknowledgement negative covenant with Gold Reserve in knowingly acting against the interests of Gold Reserve in a material way in advising on, preparing and recommending the Rusoro Offer.

[65] As well, in my view, Gold Reserve has established that there is a serious issue to be tried as to whether Endeavour did in fact use Gold Reserve’s confidential information in breach of its contractual obligations and the Confidentiality negative covenant.

[66] This motion is being decided upon affidavit evidence alone so that there cannot, of course, be findings of credibility and I do not make any. All of the several affiants of Endeavour and Rusoro proclaim that any confidential information of Gold Reserve was not used in the preparation of the Rusoro Offer. As an aside, I say that these proclamations of innocence are suspicious. The very same team at Endeavour (Messrs. Laing, Bowlby and Farrell) who gained the confidential information of Gold Reserve then acted for Rusoro in preparing and advising in respect of the Rusoro Offer, the merits of which would be aided significantly by their intimate knowledge and evaluation of the confidential detailed information of Gold Reserve. Endeavour had a significant existing financial stake in Rusoro as both a creditor and a shareholder. Rusoro was also to gain very significantly in compensation if the Rusoro Offer was successful. A great deal of potential monetary gain was at stake for both Endeavour and Reserve. There is an intertwined relationship between Endeavour and Rusoro. The self-interest of the personnel of Endeavour and Rusoro suggests that the protestations of innocence are disingenuous.

[67] In all events, given the extensive confidential information as known to Messrs. Laing and Bowlby, it is a reasonable inference that it would be impossible for them to not rely upon such knowledge of confidential information to some extent in making their evaluation of Gold Reserve. At the very least, they would have greater confidence in the public information available because they knew from the confidential private information that the public information was solidly underpinned and reliable. In particular, Mr. Laing, the Director of Mining for Endeavour, had set up the data room for Gold Reserve and knew all of the critical confidential information of Gold Reserve. Mr. Belanger states in his affidavit of December 30, 2008, that, for example, while the executive summary of the detailed expert feasibility study for the Brisas Project was made at the end of 2005, “the full report was never made public because of the confidential nature of its contents”.

[68] Mr. Laing was involved in the preparation of confidential cash flow models relating to the Brisas Project from 2004 until early 2007. Mr. Laing and Mr. Bowlby prepared a discounted cash flow model of the Brisas Project in August, 2008 for Rusoro for the purpose of a possible acquisition.

[69] As discussed above, there is some evidence that confidential information may in fact have been used. Mr. Laing stated that Mr. Bowlby brought to Mr. Laing some production figures in developing the projected cash flow. Mr. Laing said he suspected the figures had been pulled from another source because they were too precise. The inference is that the figures were from Gold Reserve’s confidential information. Mr. Laing says he did not use the figures offered to him but rather used public information.

[70] Mr. Laing was also cross-examined at length on his approach to transportation cost inputs in developing his cash flow. His use of the nomenclature of the three subset inputs is suggestive of the language of Gold Reserve’s own confidential information.

[71] A claim for breach of confidence is available where there is a breach of a confidentiality agreement. In such a situation, the reasonable expectations of the person confiding, created by the contractual promise of the person receiving the information in confidence, are defeated. The contractual provisions imposed a duty upon Endeavour not to act to Gold Reserve’s detriment through the misuse of the confidential information.

[72] Indeed, even where there is not a confidentiality agreement fiduciary obligations can arise. Lac Minerals Ltd. v. International Corona Resources Ltd. (1989), 61 D.L.R. (4th) 14 (S.C.C.).

[73] The law of fiduciary relations does not ordinarily apply to parties involved in commercial negotiations but in certain situations fiduciary obligations are present, including in situations of professional advisory relationships. See, for example, Hodgkinson v. Simms et al. (1994), 117 D.L.R. (4th) 161 (S.C.C.) at 178-9, 181-2.

[74] Trust and confidence were placed in Endeavour, as evidenced by the contractual provisions and in being given access to Gold Reserve’s confidential information. A claim for breach of confidence will be made out if it is shown that Endeavour has misused the confidential information to the detriment of Gold Reserve. Gold Reserve was entitled to expect that Endeavour would act protectively of its interests in respect of the confidential information communicated or available only within the cloak of confidentiality through the financial advisor relationship pursuant to the Advisory Agreements beginning October 1, 2004. In my view, the particular circumstances of the specific factual situation at hand give rise to the fiduciary duty of loyalty on the part of Endeavour. Lac Minerals Limited v. International Corona Resources Ltd.

supra per La Forest J. at pp. 28-44. The evidentiary record raises as a serous issue for trial that there was a breach of the duty of loyalty and the maintaining of confidentiality on the part of Endeavour.

Irreparable harm

[75] There is authority that where an injunction is sought to prevent a party from violating a negative covenant that the proof of irreparable harm will not be required. Doherty v. Allman (1878), 3 App. Cas. 707 (H.L.) at 720; but see Jet Print Inc. v. Cohen (1999), 43 C.P.C. (4th) at paras 27 and 28 (Ont. S.C.).

[76] However, Endeavour has expressly contractually acknowledged in the Second Advisory Agreement that any breach of its obligations of confidentiality may not be fully compensated by monetary damages and therefore Endeavour consents to Gold Reserve obtaining such injunctive relief as may be necessary to protect its interests from such breach.

[77] The nature of the harm caused to Gold Reserve (and to the interests of its shareholders in value-maximization) from the improper use of the confidential information cannot be quantified.

[78] Rusoro and Endeavour have created an unfair imbalance of knowledge. They have knowledge of confidential information which other potential bidders do not have. Given the uneven knowledge base, other potential bidders, and Gold Reserve’s own shareholders, are all at an unfair disadvantage relative to Rusoro and Endeavour.

[79] Mr. Stanley M. D. Beck, former Chair of the Ontario Securities Commission has given expert opinion evidence on normal commercial practice with respect to standstill agreements, emphasizing that absent a level playing field, in terms of equal access to confidential information, a corporation’s shareholders are not likely to achieve an active auction that maximizes value. He opines that in a factual situation as the one at hand that the commercial expectation would be that the hostile bidder would be bound by its financial advisor’s confidentiality agreement with the target company. Accordingly, the bidder would not make use of the confidential information, including for the purposes of making a hostile bid, at least during the normal standstill period.

[80] Rusoro has also improperly obtained an unfair timing and tactical advantage. Any other bidder would have to conduct appropriate due diligence and in doing so would be obliged to enter into a confidentiality agreement with a customary “standstill” provision. Gold Reserve may well ultimately have to conduct an auction in respect of its shares but cannot be in a position to consider this possible course of action until it knows where it stands with the Government of Venezuela in respect of the development of the Brisas Project.

[81] Gold Reserve reportedly has been endeavouring to meet with the Government but has not been able to arrange a meeting to this point in time. If Gold Reserve is unsuccessful in obtaining the requisite permits, or alternatively compensation, its only recourse would appear to be a possible arbitration under international treaty and/or an auction of its shares.

[82] As Rusoro’s factum states about Gold Reserve:

The company has one significant asset, a gold project in Venezuela, a country with a challenging political situation for most mining companies. The real issue in valuing Gold Reserve is not how much ore is in the ground at its property, it is whether the Venezuelan government will allow it to exploit that ore and how long it will take the company to obtain the necessary permissions and build the necessary infrastructure.

[83] The record establishes that Rusoro is fully aware of this dilemma confronting Gold Reserve. Rusoro’s preference in utilizing Endeavour as its advisor (given Endeavour’s knowledge of Gold Reserve’s position due to its past access to confidential information) enabled Rusoro to make a hostile takeover bid which discounts the Brisas Project as having any significant value to Gold Reserve and reduces the time available to Gold Reserve to determine a course of action that is in the best interests of the corporation and its shareholders in maximizing the value of their shares.

[84] It is noted incidentally that Rusoro might not be able to satisfy an award of damages as indicated by the December 29, 2008 expert opinion of Rosen & Associates Limited that “[t]he financial viability of Rusoro is uncertain at best”.

Balance of Convenience

[85] Endeavour agreed not to misuse Gold Reserve’s confidential information. It is obliged to honour that promise. Endeavour must not be permitted to make any use thereof, including acting as an advisor to any person making a hostile takeover bid for Gold Reserve.

[86] The record indicates that Rusoro knew full well as to Endeavour’s relationship as an advisor to Gold Reserve. Rusoro knew that Endeavour had access to confidential information. Rusoro knew that Endeavour had obliged itself in respect of the Confidentiality negative covenant. Rusoro cannot be in a better position than Endeavour itself. Rusoro cannot benefit from Endeavour’s use of the confidential information of Gold Reserve. Rusoro would not suffer any harm if it was a participant in an auction which provided a level playing field with equal access to Gold Reserve’s confidential information for all bidders.

The Appropriate Remedy

[87] Rusoro, in effect, bought the assurance and advantage of using Gold Reserve’s trusted financial advisor, Endeavour, and its possession of relevant confidential information, in substitution for its own due diligence. Commercial practice recognizes that access to confidential information required for due diligence necessitates a confidentiality agreement which may well incorporate a standstill commitment. See generally Certicom corp. v. Research In Motion Limited, 2009 CanL II 1651 (ON S.C.). Rusoro should properly be bound to respect and not benefit from a breach by Endeavour of the Confidentiality negative covenant contained in the Second Financial Advisory Agreement with Gold Reserve.

[88] For the reasons given, an Order will issue:

(1)	granting an interlocutory injunction restraining Rusoro from proceeding with any hostile takeover bid to acquire the shares of Gold Reserve until the conclusion and disposition at trial of the pending action commenced by Gold Reserve (subject to any standstill or other agreement entered into by the parties in the interim period);

(2)	granting an interlocutory injunction restraining Endeavour from having any involvement on behalf of Rusoro, or at all, with a hostile takeover bid for Gold Reserve until the conclusion and disposition at trial of the pending action commenced by Gold Reserve (subject to the agreement of Gold Reserve consenting to such involvement by Endeavour in the interim period);

(3)	requiring that Rusoro, Endeavour and their agents return to the plaintiff both all the confidential information of the plaintiff, without retaining copies, and also anything produced from such confidential information and pending such return, the materials are to be kept in confidence under the control of counsel for Endeavour.

(4)	Granting costs in respect of this motion on a partial indemnity basis to Gold Reserve in the amount of $75,000.00, inclusive of GST and all disbursements, such costs award to be payable forthwith on a joint and several basis by Endeavour and Rusoro.

_/s/ Peter A. Cumming J._ CUMMING J.

Released:

February 10, 2009

COURT FILE NO.: CV-08-7904-00 CL DATE: 20090206 ONTARIO SUPERIOR COURT OF JUSTICE

BETWEEN: GOLD RESERVE INC.

Plaintiff

- and - RUSORO MINING LTD. And ENDEAVOUR FINANCIAL INTERNATIONAL CORPORATION

Defendants

REASONS FOR DECISION

CUMMING J.

Released:

February 10, 2009